PROGRAM:       CHARLIE ROSE
STATION:       WNET
AIR TIME:      11:30 PM EST
DATE:          JANUARY 22, 2002
LENGTH:        60:00


CHARLIE ROSE, HOST: Welcome to the broadcast. Tonight, one of the most powerful media executives in the world. He runs Vivendi-Universal. He's a Frenchman by the name of Jean-Marie Messier.

JEAN-MARIE MESSIER, CEO VIVENDI-UNIVERSAL: And when you're an entrepreneur there is always a risk. This media group of the future, knowing that in your personal life, there on top of any skills are two very important things. If you want to grab a chance you have to realize that it happens. And whatever you do in your professional and personal life, anytime that you can be happy, just cherish your happiness, and from that point of view, I'm a very lucky man.

ROSE: Jean-Marie Messier for the hour, coming up. Jean-Marie Messier is the Chairman and CEO of Vivendi-Universal. In a little more than five years of deal making he has transformed a French water company into the world's second largest media and communications company. First, he bought Seagrams, which owned Universal Pictures and Universal Music Group, then this Fall he announced two major deals within one week. A $1.5 billion investment in Echostar, a leading satellite company, then a $10 billion deal for USA Networks, with Barry Diller becoming head of Vivendi Universal Entertainment. Business Week has said of him not since Napoleon has France produced an empire builder as ambitious as he is. I am pleased to have him at this table for the first time. They have said that. Having said that you were the biggest empire builder since Napoleon, in France, let me just talk about the sense of you. Growing up in Grenoble, your father was an accountant; you went to all the right schools for a young man who might take his place in the French establishment. You seemed to be headed in that direction. You went to one of the ministries, you were in charge, at like 12, 29 years old, of privatization. And then you said, help me out.

MESSIER: Privatization was already a little bit less in the French model. Because it was the first time ever privatizations were made in France at that time.


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And after that I made the choice having privatized, just to go to the other side, and go to the private sector and at that time joining l'aissez faire.

ROSE: So having privatized the country, you privatized yourself.

MESSIER: Exactly. I think it was logical to reach that conclusion.

ROSE: Then you became an investment banker.

MESSIER: Umhmm.

ROSE: Having done that, what made you decide in 1994, as still a young man, to go take over as number two then, this French water company, established by Napoleon III in something like 1853?

MESSIER: 1853, December the 14th of that year.

ROSE: A water company?

MESSIER: Yes, but, I think that the decision was quite simple. I loved being an investment banker and giving advice, but that's not my driver. My driver in life is not money, that's not power. That's just power of action. And I knew from day one that one day I would like to be in a position to manage and to build and to grow a company. When my predecessor gave me the opportunity to join him, at that time at Company Aldijou a wonderful utilities business and a world leader in that field, but also a company which has started some beginning of actions in the media field and in the telecommunications side, being already a major shareholder of Canal+, the leading European pay TV, I knew that there was within Aldijou, the basics to try to build a worldwide media company.

ROSE: Before you took the job, you had spotted Canal+ among its assets. Did you go there thinking I can turn this thing into a worldwide media company?

MESSIER: At least I'm going to try it. And when I got this chance, because it was a chance to take over the chairmanship of Company Aldijou at that time. The very first meeting with our shareholders I told them there are two businesses of the future. One is environment, we are a world leader, we are going to keep this position. And the other one is media and communications. We are today a small French company, we are going to try to grow and to achieve a worldwide position too, and today we are becoming closer and closer from this target.

ROSE: Think about this. Five or six years Rupert Murdoch has spent a lifetime building Newscorp. Sumner Redstone has spent a lifetime building Viacom. Henry Luce, then Steve Ross, Jerry Levin, then AOL takes it over. These people have done it over a process of a lifetime. In six years--


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MESSIER: But Charlie, that's not the end of it. I'm ready to commit the rest of my lifetime to growing and developing Vivendi Universal. Today we are a significant player, and we did become through the agreements with USA entertainment and Echostar a major, and, perceived as a major player on the U.S. market, that's not the end of it. I'm here to continue to grow this company. And I'm here to continue to take advantage of the globalization and consolidation of those industries.

ROSE: I assume there's no end-to-end because things will change as you grow. What's the goal? What is it you want to create?

MESSIER: I want to create the first global media company for the digital age. I think we are facing several revolutions, one is globalization. We're in a time where you cannot be a strong media player if you're only U.S. centric media player, and we're entering this digital age revolution, which means more content accessible through any kind of devices, and you have to deal and rethink the business models of the entertainment industry, just to adjust and be substantial with this revolution, which means for the consumer having access to more content through many means at any time through any device. I think that for this revolution I want Vivendi Universal to be at the forefront of this revolution.

ROSE: Can you imagine what might prevent you from reaching that dream?

MESSIER: There is a lot of competition, and this competition is a very tough one. I think that we have, as usual, a few skills, and obviously weaknesses we need to work on. Within our skills, I would mention perhaps our strengths by being already global. 40% of our turnover in the U.S. 60%--

ROSE: 40% of your revenues will come form the U.S., 60% from the outside.

MESSIER: 60% from the outside. I think from that point of view we are more global than any of our competitors. At the same time, in all the content businesses, in all the key businesses we are in, whether that's music, movies, educations and game, we are the worldwide leader. It allows us to sustain higher gross than our competitors.

ROSE: Mr. Murdoch, for one, would say I'm better prepared to distribute programming around the world because of satellite, the satellite system that I have, and own, number one. AOL would talk about some of the properties they own, although the amount of revenue from Europe is not nearly as high as yours, and even though Mr. Case has said that he wants 60% of their revenue to come from outside of United States in the future.

MESSIER: In ten years.

ROSE: In ten years?

MESSIER: So that, at least, there is one point where we are 10 years ahead of AOL Time Warner. But, Charlie, the competition is very open. And, obviously, between AOL Time Warner, Viacom, Newscorp, Vivendi Universal there will be a lot of competition in the coming years. What I do believe is that by being world leader on the content side, that's very important, because to get access to the consumers, to get distribution agreements, your first leverage is the quality and the craftiness of your contents. If you want today to be offer to the consumer the right music offer you cannot do that without Universal Music, because Universal Music Group is so strong in key trends like Hip Hop, like Rap, like Rhythm and Blues like a lot of things.

ROSE:  23% of the music...

MESSIER: Yes. You cannot able to and give to the consumers the right movie offer without an agreement with Universal Studios. Think about the wonderful slate of releases we have had over the last years. So I really think that, never forget that the quality and the creativeness of the content is the key point of the Vivendi distributor, because you have to be consumer centric, and as a consumer I want to get access to the best music, to the best movies, to the best games.

ROSE: The key word you have used in talking about the future is digital. Think about this. In the beginning what you were interested in was content and distribution. Content you got with Seagram's, and then you needed distribution. All of a sudden, AOL comes along and buys Time Warner. You said to many people at the time this was what shook you. And it made clear to you that from that day on the communications business had changed. What did you mean?

MESSIER: Definitely. It had changed the day of the announcement of the merger between AOL-Time Warner.

ROSE: You were surprised.

MESSIER: Because it came earlier than I expected. We were already in discussions with [UNINTELLIGIBLE] General. On joining our companies at that time, and clearly Company Aldijou it just boosted our decision to come together, because, basically, what AOL-Time Warner was announcing was what we were thinking of doing at some point in the future.

ROSE: Because they were buying content.

MESSIER: The strength was to put together very strong content providers and the direct access to consumers through the digital age technologies, which for me are yes, internet, very P.C. centric, that's one of these pipes of the future, one of these accesses to consumers of the future. Also digital TV, that's the reason why, by being in Europe with Canal +, the Europe digital TV leader, and having an agreement with Echostar in the states makes a lot of sense. And I'm adding--bust most of my colleagues are doing, I'm adding to Internet and digital TV, mobile telephony. Because I think one of those technologies will become more and more of media access. And the way to access, with content to the consumer.

ROSE: So the failure of telcoms in the last few years does not phase you for a second.

MESSIER: Never, never mixed what's the final result or leverage of European telecommunications companies, and what the trend is. The trend is that wireless technologies will continue. The trend is that broadband and cell generations technology will come. You remember the first time of television when the new technology, Technicolor, to have color screens went out. It was one year late, but who remembers that? And is that the reason why you have at home a white and black screen instead of a color one? I think that the trend is there. This world is becoming a wireless world. This world is becoming a third generation technology world where you will get access through your mobile phone to not only voice, but also data, content and images. That's where the trend is, and my goal is to prepare Vivendi Universal for the coming decades.

ROSE:  To deliver all this stuff through telephones?

MESSIER: Yes. As part of the way to reach the consumers. It's already a fact, for example, in Europe, with music. We launched from France a few months ago, and that's capable outside on the Pan European basis, a new service named Universal Mobile Music. It provides you when you become a subscriber to this service, you register your preferred genre or your preferred artist, and you get a lot of additional services. You get information through SMS on your preferred artist, you get exclusive pre-hearings, when Shania Twain is going to release in a few months her new album. You will get the ability for the equivalent of 60 cents, to have exclusive pre-hearing before the radio. If Shania is playing in your town I will send you, Charlie, this small message. Charlie, you like Shania Twain, she is touring in your town in two months. I have pre-reserved for you two seats, do you want to buy them?

ROSE: This reminds me of something, when you were given the Legion of Honor by President Sharat, there was a ceremony, and what was it you did, you had, you sang one of her songs?

MESSIER: I played one of her Shania songs.

ROSE: This is a very austere occasion. The President of France is there, all your friends are there. This is one of the...this is the highest honor, civilian honor they can give you in France.

MESSIER: As a French citizen receiving Legione France was a very emotional moment, but at the same time I know that if I was receiving Legione France it was also because of my professional and business achievements. And music is part of them. During that kind of occasion there is a point where you want to speak with your family and to address your family, and I had such an emotion that I was telling myself you will not be successful, you are not going to say words to your family. I chose a small abstract of a Stevie Wonder song. I Called You Just To Tell You I Love You. I did sing it, and addressed it to my family and to my children. It was my way to express in this very emotional and formal moment that yes, I love my family. I love my wife. I love my children.

ROSE: So you sang the song. I Just Called to Tell You I Love You.

MESSIER: Yes.

ROSE: You sang it?

MESSIER: Yes.

ROSE: Did Shania--

MESSIER: I will not do it tonight.

ROSE: But Stevie Wonder did that song. Did anything have to do with Shania Twain at all at that point?

MESSIER: There was a part of one of Shania Twain's songs, which is "That Don't Impress Me Much", which was a way to convey the message that okay, I'm sharing a large group, very powerful, that doesn't impress me much.

ROSE: You wanted to speak personally and directly to your five children and your wife who were there?

MESSIER: Yes.

ROSE: What are you seeking to understand about America? What is it about America that you find compelling, beyond the values that are reflected in a response to a tragedy?

MESSIER: Which are not only answers to a tragedy, which are the rules at that time because they are very strong and very deeply in the country, and the values of democracy, of tolerance, of freedom, are really the core values of the U.S. The reason why I like so much this country, that's obviously those values and the fact that this is a very open country. Coming like a small, little Frenchman, introducing a new company to the U.S. I have to demonstrate everything from zero, and that's fine. You arrive in this country and they've won - you're open. And there is another thing, which is very important for me on the personal side that's natural in the U.S., to be personally involved in your community. And I like that very much, because I think that's part of the strength of this country. To have people dedicated acting for their communities, whether that's education, art, the fight against poverty, neighborhood. That's part of everyone's life, to be involved in the community and I think that this is a great strength of the U.S. democracy, I like it, and I'm trying, as my wife is trying to apply ourselves and to be more and more involved in our communities in New York and here in the States.

ROSE: You have said you are the most un-French Frenchman one will ever meet. What did that mean? What did you mean?

MESSIER: I think France has been seen as a very closed country, looking first to the Franco-French issue. I think as many young leaders in France, I'm much more global and open. I think France is strong enough to take a chance outside instead of protecting itself against the outside. From that point of view perhaps I'm more global, I'm more in love with the U.S. than many French people so that's perhaps why I'm being called un-French.

ROSE: But young French business people like you, do they represent a very distinct mindset than equivalent French political leaders who are in positions of power in France? Are you different in mindset than they are?

MESSIER: I think that, yes. It's fair to say that the business generation is more global, or has become more quickly global than the political class in France. It's changing. It's changing, and Euros will help. Now even when you are a French minister or French government, you cannot deal only with Franco-French issues. You have to look to Europe, that's already a big piece, and from Europe you have to look to global issues. I do think that's one of the "benefits" of the errors of 9/11 events. It did strengthen the links between France and the U.S. We all understand in France what fighting against terrorism means. I think that this new world, plus 9/11, will help France to look just outside.

ROSE: Let me go back to the business and the dream. Take your investment in Echostar. You have been looking for distribution. You don't own cable systems. AOL, for example, is heavily involved because of the Time-Warner Cable system and broadband.

MESSIER: You like my competitors very well.

ROSE: So you've invested a billion plus, Suppose Echostar does not get direct television, because of the regulatory process and because of the political power that is at play on this decision. What does that mean for your investment?

MESSIER: On the investment side our investment is protected. There is a downside protection through CVR, which protects us up to 35% in case the merger doesn't happen and doesn't go through. More than that, Charlie, two points. The first is I do believe that this transaction has to go through because the competition in access to the consumers with TV programming, that's not only satellite. Satellite is in direct competition with cable and with all the digital distribution technologies. Tomorrow, ADSL with the telecommunications operators and so on. So, bringing together Echostar and Direct TV, is just pro-active in terms of competition. It creates one of the key competitors in the states--

ROSE: But it eliminates any competition in terms of satellite in the United States. That combined company will own 99% of satellite. It'll only be in competition with cable. No more competition in satellite.

MESSIER: The problem, to a large extent, as a customer, do you mind receiving your programming through satellite, through cable, through ADSL? What's the offer? What can I get for which price? By this merger with Echostar, Direct TV, it will give a stronger digital platform able to invest in the technology of the futures. Able to invest in more interactive services. At the end of the day it's definitely to the benefit of the consumers.

ROSE: You believe that regulators ought to look with favor on this merger between Echostar and Direct Television because it will give them more power to direct new technologies and offer more--it sounds like the exact argument--

MESSIER: Against the very, very strong cable players that exist in this country.

ROSE: Like Comcast, like--

MESSIER: Comcast, like Cox, like AOL-Time Warner and a few others.

ROSE: Have you made a decision not to go that route, because it was said that Michael Eisner came to you and said let's, the two of us, invest in AT&T broadband and be competitive with the offer of Comcast.

MESSIER: We do not need to buy our distribution. We need to have commercial agreements with distributors. Echostar is very different to us, because that's satellite technology, and that's the field where we are the European leader. When you were referring earlier to Rupert Murdoch, by having Canal+ on one hand, and an agreement with Echostar ultimately, Echostar, Direct TV, that's the obvious link. Because they're the same technology. So we have been able with Echostar to complete an agreement not only relating to equity investments or distribution agreements, but also technology one, which for us, in order to promote interactive services through satellite is very important. It was logical for us. There was one partner, we were ready to invest in, to do it with Echostar, and on top of everything else, I have to tell you, I like Charlie Urgan because he is a real entrepreneur--he's toally dedicated

ROSE: This is the man who heads up Echostar.

MESSIER: He's totally dedicated to his business, and I like very much that kind of entrepreneurial spirit. I feel comfortable investing along with him.

ROSE: So if, in fact, this merger goes through, you might want to increase your investment in Echostar?

MESSIER: We'll stay like we are.

ROSE: 10%.

MESSIER: We've invested $1.5 billion. Yes. In all our agreements relating to technology channels, interactive services, pay-per-view video on demand, will remain the same whether the merger goes through or doesn't go through, in any case, whatever happens on the merger, we will remain a strong technology channel and content provider of Echostar.

ROSE: You've got all the content in the world. Some might argue that AOL or other people have better content in one way or the other, you could argue that your music is better and Universal Studios has been doing quite well, thank you very much.

MESSIER: It's fantastic. At least I would put it that way.

ROSE: You just hope it continues to do as well.

MESSIER: Yes.

ROSE: Are you worried about that?

MESSIER: No, I'm not worried, because look at what's happening these days. You look on the movie side, did you see the results of "A Beautiful Mind"? Four nominations on the Globes Award.

ROSE: The Golden Globe Awards, right.

MESSIER: Do you want to look to Universal Music releases in '02? We are going to release Shania Twain, Eminem, Nelly, Dr. Dre. We have, I think it's one of those strengths of being a world leader in content. What do artists want? They want the largest hits. When you are the most powerful on a global basis in many of the markets that they're in, you're more attractive to them. We have not only clients on the consumer side, we must attract the best artists to our company. For that, and that's perhaps the key asset that I've been keen to maintain within Vivendi Universal after the acquisition of Seagram's. We have a tremendous team of managers. When you look to music, why Universal Music is so successful--

ROSE: Doug Morris.

MESSIER: When you organize it with Doug Morris, with Jimmy Irvin, with Cornell, they are the best side. When you look to the movie side with Ron Mayer, with Stacy Snyder, you have a tremendous team who turned around Universal Studios over the last five and six years.

ROSE: But here's what you have done. In acquiring USA Networks, after you gave them $10+ billion to make that acquisition, Barry Diller becomes Chairman of Vivendi Universal Entertainment. All of a sudden these people who were running this company now report to someone else.

MESSIER: But you know, Let's make it simple. What does this acquisition mean to Universal Studio teams? It means that we, Vivendi Universal, we're allocating more capital, more equity to the entertainment industry. To the film and TV industry, that's very simple. Follow the money. If we did that it's because we want to strengthen Universal Studios with USA Entertainment assets. That's because we're ready to allocate more resources, so we are giving them opportunities of growth.

ROSE: Was it necessary, in order to make the deal, to offer that opportunity? Or was this...something...he doesn't...I think he gets a dollar a year, he can walk away anytime he wants to. He reports only to you.

MESSIER: And that's fine, because there's something very important for Barry to make it successful, whose name is freedom. Having no contract with him is the best way to make sure that we're committed to work together for a very long period of time. When you say he gets one dollar that's so, so--

ROSE: On the first day of work he got $275 million. On the first day.

MESSIER: He has 1.5% interest in VU Entertainment, which I hope is going to grow and be worth more than the $275 million. USA kicks an interest into VUE, so on Barry's side, his final interest is very much committed to VU Entertainment. And over that I've been amused, I found funny the questions I received at the time of this agreement relating to Barry and how are you getting along with him? And what about Barry's ego? And that kind of stuff. At the end of day, the key asset of the entertainment industry's name is talent. And to a large extent, I don't mind about egos, I do care about talent. And having Barry's talent joined with Ron, Stacy, Michael Jackson's talent, we are just building the most impressive team of the U.S. industry. And at the end of the day don't look for the success, look for the team. We have the best people and my key concern, my key job, is to be sure every day that I'm gathering the best team, which is not a team of number twos. It's not fun to manage number two people. I want to manage number one people. I want to have a team of entrepreneurs. Of fully dedicated and fully responsible people. That's the best way to be successful in this


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business. And with Barry and Ron on one hand, with Doug and Jimmy on the other hand, I have the best team on the music side, on the movie side.

ROSE: How did you do all this? When you bought Seagram's you re-initiated that conversation after you read about AOL, correct?

MESSIER: Umhmm.

ROSE: AOL comes along, makes it and stuns you, and so you say, all of sudden we've just got to have Seagram's now.

MESSIER: We needed to make an agreement with Edgar Bronfman, Jr.

ROSE: Let's make a deal.

MESSIER: Let's make a deal, and I think we were sharing the same dream and the same analysis of the consequences of AOL-Time Warner, and it's helped a lot, because to a large extent, and because the Bronfman family was in control of Seagram's, they didn't shop around their company, they chose a partner. They made one choice. We want to go with Vivendi Universal, more than going along with anyone else--

ROSE: Because it was the best fit.

MESSIER: Because it was the best fit. It was the best fit in businesses, in geographical terms, it was creating the basis of a global company. Not the end of it, but a very strong basis and a very--

ROSE: And they're your largest investor, the Bronfman family, they own the largest share.

MESSIER: Yes. They remain with 5.5% as a family, the two branches, the largest shareholders of Vivendi Universal. We are a very open group, I'm not the owner.

ROSE: Does that bother you that you got all these people that own larger shares of your company that you run, than you do?

MESSIER: No.

ROSE: Mr. Murdoch owns a huge percentage.

MESSIER: That's fine.

ROSE: Mr. Redstone owns a huge percentage.

MESSIER: I know that I'm working every day for my shareholders.


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ROSE: And for your Board of Directors.

MESSIER: And for my Board of Directors, and that's very fine, and by the way, this Board of Directors is very much like Vivendi Universal, a global board. We have four different nationalities, forty of my board directors who are not French originated people, and I think that's very important. Many people are speaking about being global. Look at the really global Board of Directors.

ROSE: Let me get back to the dream, because I think everybody wants to know what the world is going to be like. You have a joint venture with Vodafone in Europe, called Vizzavie?

MESSIER: Yes.

ROSE: Most people think it's been a disaster. It has not done what you expected it to do. It was to be a way through your phone you could get all kinds of information. You could get online, you could get phones, you could get all kinds of data. It hasn't happened. And a lot of people look at that and say all you guys believe in this Internet revolution is going to do all these things, especially wireless, but maybe it's not. Maybe that was a $1.4 billion down the drain.

MESSIER: Charlie, if a Chairman is wrong in his strategy you have to fire him. After a few years, if he's right you have to accept the idea that the strategy is not built on a quarterly basis, that it's built on the several years basis What has happened with Vizzavi, this multi-access portal in Europe, which is to link in fact, the online access on the PC, the mobile and on the TV screen. It has been delayed because the technologies have been late. What we call the GPRS, which is allowing you to get real content and data on your phone has been postponed between twelve and eighteen months. So Vizzavi is late between twelve and eighteen months. But today where are we? We launched Vizzavi in June, in the summertime of 2001. Before the end of the first quarter of this year we will reach 10 million registered customers. Over the last three months number of registered customers, users of Vizzavi has increased by 45%. Can you imagine the lot of businesses, which have grown by 45% over the last three months? So we are now in the phase of take off of Vizzavi.

ROSE: Yeah, but look where AOL, look what's happened to Yahoo and look what's happened to other people who are in that business.

MESSIER: Obviously, that's part of my job. Realizing that the advertising revenue sources will not be ever what we thought they could be two years ago. We had to revisit our business model. We did it with Vodafone on Vizzavi, taking for Vizzavi a much larger stake of the revenues generated by the services on this portal, and especially what we call the short message, the SMS, which is this ability to send you a written message with a deal value to your mobile phone. It will represent 80% of the revenues of Vizzavi and we expect to break even Vizzavi by the end of next year. And if you're looking to quarterly results, you would never have developed Canal+ and digital TV. We would never have developed our telecommunications business. And the American groups would never have developed cable activities or satellites.

ROSE: Because it was not instantly profitable.

MESSIER: Yes, and I think that you need to have Chairmen and CEO's. Otherwise put, analysts...well, I don't think that would work either...,

ROSE: But that raises this -so what does that mean? I was going to ask--what is your genius let's say, what is it you bring in this very short time, creating this company, was it vision, was it strategy, or was it investment banker tactics? The ability to make a deal?

MESSIER: When I'm hearing that I'm amazed and I think this is not a fair representation.

ROSE: Which part?

MESSIER: When you look at Vivendi Universal as, that's a deal-making company, it is by an X investment bankers. Yes, we did have a transform a company very quickly because it was needed to be a player, but when you're stopping there you're forgetting two things. We have close to double-digit organic growth. You cannot sustain close to 10% organic growth if you are only a deal making company, and you forget the people and the team. One of my added values to Vivendi Universal, certainly, vision, right or wrong I do believe that this is the right vision for the media in the digital age, but certainly also the ability to gather and to rely on the team of number one people. On the best of the industry we're in.

ROSE: That's a very important point and I just want stay with that, my point in asking the deal making question is because much has been said about your strategy was to sell and buy. Sell one asset and buy another, sell some asset water company and--but what has enabled you to bring these talents together? What is it you say to people to, beyond the economics of the thing, that brings them under your spell?

MESSIER: We have these businesses that we are strong in. We have this digital age revolution, this broadband trend that will continue to grow.

ROSE: No doubt.

MESSIER: No doubt. You may have questions about the past of penetration of the different broadband technologies. They are there. This is the trend of the decade, and by putting those businesses together, we reach first, global dimension, where it's now needed, and second we are strong enough to push the way to distribute to consumers and to direct access to consumers in this digital age, so you better be within Vivendi Universal than dependant outside.

ROSE: So you're selling them the idea of bigness, first of all, and strength.

MESSIER: Yes, because you have to be strong.

ROSE: Better to be with them than to stand-alone.

MESSIER: Yes.

ROSE: Which is the same argument that Time Warner used with Ted Turner.

MESSIER: Yes. Don't you think it was a good argument?

ROSE: But it is the idea, it is, that you can't, in today's world, you can't stand-alone. People have always said about you, one it is the energy, it is the drive, the ambition, it is the charm, and it is, in a sense, you don't take yourself too seriously.

MESSIER:  No.

ROSE: That is one of your strengths.

MESSIER: I have a wonderful wife who is reminding me every day that I do not have to take myself too seriously. I think that's so important.

ROSE: When you look at this world that you are now a huge player in, what worries you? What concerns you about the future? Both in terms of the overview as well as your own company?

MESSIER: I think the overview, I would mention two things. The first one is the ability in this world to continue to recognize the value of creation through intellectual property rights. I think this is key to all businesses and we saw through free file sharing and some new technology or new tools like that; there is a risk for creation. Creation is wonderful in entertainment and education, and wonderful in businesses, but you need to recognize the value of intellectual property rights. So this is one concern.

ROSE: Are you talking about like a Napstar-like situation, or are you talking about China and other countries that may have less respect for--

MESSIER: It's both, on the piracy issues and states like the Chinese, or Napstar-like approaches. I think whatever you're discussing of tools, like free file sharing or states, we have promote this idea that creation is important for the world, it's important for our growth, that it's important for us as human beings, and that we have to recognize and to fight for recognition of international property rights. My second overall concern would be cultural diversity, because I think in this world, and especially perhaps, in this post 9/11 world, we have to be open to different kinds of cultures. Two days after 9/11 I had a wonderful lunch with a wonderful man named Rabbi Oscar Schneider, who's created a bigger function, who's fighting and has been fighting over the last 35 to develop understanding of cultural and religious diversity around the world. I think that is a very important concept for me, looking to the future. For my company, my main concern is keep the best talents in. As long as we will be able to attract the best people I will feel comfortable.

ROSE: Some have said, looking at your company specifically, that the year 2002 will be a time not of new acquisitions, but of consolidations of that whirlwind of things you've bought. Is that true?

MESSIER: Yes, that's true. That's true because we have not all the skills in. We had after the merger with Seagram's, a major weakness. U.S. distribution. With Echostar, and the creation of Vivendi Universal Entertainment we are mainly answering this main weakness.

ROSE: How does Vivendi Universal give you distribution? They give you content. There's no distribution there. Echostar maybe or maybe not.

MESSIER: Through the USA cable channels it gives us exposure to 180 million subscribers in this country. It gives us musical stars, a privileged access to a wonderful platform. We will obviously continue to expand this distribution through commercial agreements. The pieces, which were missing, are there, and I think to a large extent those two moves lead people to understand that Vivendi Universal was a real player in the U.S. market. And in '02, I think for me that's the year to present this one-year baby. Now that we are more credible thanks to those moves. Now that we are more credible because we will issue full U.S. gap accounts, so I want to commit the necessary time to have U.S. investors understanding and appreciating Vivendi Universal. I know also how to be slow when you have to be slow.

ROSE: Well, there's time to consolidate at some point, and other times to buy. But for example, if you could buy an American television network, like say, NBC, that would be an attractive way to complete the circle.

MESSIER: I think, first of all, never ask questions which do not exist. As far as I know, but perhaps you have better information than I. NBC is not for sale. I think when you look to the pieces and to the strategy of direct access to consumers, networks are obviously important, but they are not alone on the map.

ROSE: No, but cable systems are important too.

MESSIER: But the evolution is that you have more and more ways to access the consumers, and I think that our approach can be sustained even without having a network within the company. Ten years ago it was not true, today it's true.

ROSE: I want you to tell me this, in terms of what goes on your mind, have you ever had this thought: wouldn't it be great if Vivendi Universal could one day merge with Comcast? Have you had that thought?

MESSIER: We've had that discussion. I think, in the end I'm very comfortable with having commercial partnerships, alliances, with distributors. You do not need to own 100% of your distribution. When you are strong in content you need to find the right balance between some of the distribution that you own, strategy partnerships and alliances with people you feel comfortable with. That's the sense of the Echostar deal that we made, and commercial agreements with the orders. I'm not waking up in the morning telling myself, what do I have to buy? What do I have to merge with? I'm waking up every morning telling myself how can I grow the company? And for '02 we made for example, very simple decisions for the company, one of our assets is intellectual property rights. Any of our business, as a pre-emptive right on any single of our intellectual property rights, and developed it on the basis of no minimum guarantee. I want my managers to wake up in the morning telling themselves if I want to grow faster, if I want to grow my business on top of what I can do by myself, I have to work with the other guys of Vivendi Universal. I have to help them create additional turnover.

ROSE: A new definition of synergy.

MESSIER: That's the core of my interest. The key assets, the key richness of Vivendi Universal today, that's 10% organic growth.

ROSE: 10%.

MESSIER: 10%, that's where the value of Vivendi Universal lies.

ROSE: The organic growth within. But can you continue to grow at 35%, which was your target for I guess 2001. 35% earnings before interest, taxes, depreciation and amortization. Can you continue that?

MESSIER: I hope is that we will continue to grow on a much faster pace.

ROSE: Faster than 35?

MESSIER: No, faster than revenues, we hope to have revenues growing by 10% per year, or more than that. EBITDA, we did forecast for, we gave an indication to the market for '02, which after the acquisition of USA Network

Entertainment assets is basically 6.5 billion Euros of EBITDA this year coming from 5 last year.

ROSE: Are you over leveraged?

MESSIER: No.

ROSE: Your debt equity ratio is not--

MESSIER: We have not, and we're focusing to keep in '02 a debt to EBITDA leverage below three times, which is leverage yes, but I think optimized leverage. I want to live in terms of what people call ratings. I want to--

ROSE: You want to keep your credit rating.

MESSIER: I want a comfortable triple b, which is where we are.

ROSE: Keep your credit rating, so you're not going to risk that by taking on too much debt.

MESSIER: No. And I want to be comfortable with it.

ROSE: One last question. I'm interested in dreams, as you know, and aspiration and ambition and the cultural ambition, and all of that, but I'm also interested in specifics. What will be the measurement of the fact that there has been this convergence between the Internet and media that we all talk about? Steve Casey talks about convergence. If you talk to you, you talk about convergence. What's the biggest reflection of the success of that idea in the future?

MESSIER: You will find it at the level of each customer, each of us. The outcome of convergence is that tomorrow, when I'm interested in movies, I want to look at the trailers on my mobile terminal on my mobile handset when I'm outside my home. I think the sign and the measurement of this convergence is the consumer's ability to work with any device. That's the portability of all our content. So where you will find it in figures, that's basically the part of your revenues of music, which will be done outside the traditional retail network that you are used to.

ROSE: When we see those revenues grow we'll know we've arrived.

MESSIER: That's that kind of measurement. When we see press play, Universal Music mobile revenues making a significant and increasingly significant contribution to our revenues.

ROSE: My last thought is that I wonder if I'm going to wake up some time and do this interview with you three or four years from now, whether there'll be only two great media companies? How much consolidation will there be?

MESSIER: I think that to know is not affordable. I think that when you are mentioning AOL-Time Warner, Viacom, Disney, Newsco, and Bertelsmann, all of them, Bertelsmann, which will be one day a listed company too. All of them will continue to move. I think that people Comcast, AT&T Broadband, Echostar, Direct TV, will be players also. So I think yes, there will be further rounds of consolidation, but that doesn't mean that the number of big companies will some day decrease. I do believe that the competition between all of us is going to remain very, very strong. When I started to build this company one very, very short, French poet inspired me. Trying to translate it into English, it's a two-sentence poem, which is: Make your own luck. Cherish your happiness, and go to your risk. Watching it's you, they will get used to it. That's what I'm trying to do with Vivendi Universal. That's trying to build, and when you're an entrepreneur there is always a risk. This media group of the future, knowing that in your personal life, there are on top of any skills two very important things. If you want to grab the chance you have to realize that it happens, and whatever you do in a professional and personal life, anytime that you can be happy, just cherish your happiness. And from that point of view I'm a very lucky man.

ROSE: Well said, and you are a lucky man, and I thank you for coming. It's been a great conversation for me to understand you and your company. Thank you.

MESSIER: Thank you for your welcome. Thank you, Charlie.

ROSE: Thank you for joining us. We'll see you next time.